UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)


Horizon Global Corporation
(Name of Issuer)



Common Stock par value $0.01 per share
(Title of Class Securities)

44052W104 (CUSIP Number)

Julian A.L. Allen
Spitfire Capital LLC
Two Belvedere Place, Suite 310
Mill Valley, CA 94941
(415) 878-1901

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 31, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 44052W104

1.      Name of Reporting Person.

        Spitfire Capital LLC

        I.R.S. Identification Nos. of above persons (entities only).

        51-0629606

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     Delaware, USA

7.      Sole Voting Power        1,216,183*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,216,183*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,216,183*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       4.85%*+

14.     Type of Reporting Person (See Instructions)

IA

* As of October 31, 2018, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,216,183 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own a total of 1,216,183 Shares.

+ Based on a total of 25,095,757 Shares outstanding as of August 3, 2018, as set forth in the Issuer's most recent Form 10-Q, filed August 7, 2018.


1.      Name of Reporting Person.

        Julian A.L. Allen

        I.R.S. Identification Nos. of above persons (entities only).

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     USA

7.      Sole Voting Power        1,216,183*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,216,183*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,216,183*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       4.85%*+

14.     Type of Reporting Person (See Instructions)

IN, HC

* As of October 31, 2018, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,216,183 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire and Spitfire QF. As a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own a total of 1,216,183 Shares.

+ Based on a total of 25,095,757 Shares outstanding as of August 3, 2018, as set forth in the Issuer's most recent Form 10-Q, filed August 7, 2018.


Item 1.  Security and Issuer

The title of the class of equity security to which this statement on
Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Horizon Global Corporation, a Delaware corporation (the "Issuer").

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on February 2, 2018 by the Reporting Persons, relating to shares of Common Stock.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

The address of the Issuer's principal executive offices is 2600 W. Big Beaver Road, Suite 555, Troy, Michigan 48084.


Item 2.  Identity and Background

Item 2(b) is hereby amended by deleting Item 2(b) of the Original Schedule 13D in its entirety and replacing it with the following:

b) The principal business address for each of the Reporting Persons is:

   c/o Spitfire Capital LLC
   Two Belvedere Place, Suite 310
   Mill Valley, CA 94941


Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Original Schedule 13D in its entirety and replacing it with the following:

The Shares to which this statement relates were acquired by the Reporting Persons using the working capital of each Investment Vehicle as follows:

   The Spitfire Fund L.P.:   $8,262,077
   The Spitfire Qualified Fund L.P.:   $4,112,520
   Saunwin Domestic Equities Fund LLC:   $546,992
   ABA Stocks LLC:   $587,587

  The Investment Vehicles have invested an aggregate amount of approximately $13,509,176 in the Shares, including brokerage commissions.


Item 4.  Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of the Original Schedule 13D in its entirety and replacing it with the following:

The Reporting Persons originally acquired the Shares over which they exercise beneficial ownership for investment purposes. The Reporting Persons intend to engage in discussions with directors and officers of the Issuer, other stockholders or third parties in connection with the Reporting Persons' investment in the Issuer. Such discussions may include one or more members of the Issuer's management, the board, other stockholders of the Issuer, potential acquirers of the Issuer and other persons, to discuss the Issuer's business, strategies, performance and other matters related to the Issuer. These discussions may review options for enhancing stockholder value through various operational initiatives or broader strategic alternatives including, but not limited to, potential acquisitions or sales of or involving the Issuer or certain of the Issuer's businesses or assets.

The Reporting Persons may also seek to nominate qualified candidates to the Issuer's Board of Directors. While the Reporting Persons' investments are typically friendly, the poor performance of the Issuer demands improved corporate governance, management oversight and capital allocation. The Reporting Persons have written to the Issuer's Secretary requesting a director questionnaire as required by the Issuer's Amended and Restated Byelaws, effective March 6, 2018, Section 5.(A)(2)(a)(iii).

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include: (i) purchasing additional Shares of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Shares in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Shares; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and Issuer's management and the board of directors, other stockholders of the Issuer and other interested parties.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Original Schedule 13D in its entirety and replacing it with the following:

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 25,095,757 shares of Common Stock outstanding as of August 3, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2018.

As of the close of business on the date hereof, Spitfire Capital, as the investment adviser to the Investment Vehicles, may be deemed to beneficially own the 1,216,183 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 4.85% of the shares of Common Stock outstanding. Mr. Allen, as the Managing Member of Spitfire Capital, may be deemed to beneficially own the 1,216,183 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 4.85% of the shares of Common Stock outstanding.

(b) The Reporting Persons possess the sole power to vote and to direct the disposition of the Shares held by the Reporting Persons.

(c) The transactions by the Reporting Persons in the Shares of the Issuer during the past sixty days are set forth in Exhibit B.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of October 31, 2018, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares. As the Reporting Persons now own less than 5% of the Shares, this will be the final Schedule 13D amendment filing until such time, if any, as the Reporting Persons exceed the 5% ownership threshold.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 31, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits


Exhibit A	Joint Filing Agreement, dated October 31, 2018.

Exhibit B	Schedule of Transactions in Shares of the Issuer


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member



JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------


EXHIBIT A

             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Horizon Global Corporation, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

October 31, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member


JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------


EXHIBIT B

             SCHEDULE OF TRANSACTIONS IN SHARES OF THE ISSUER

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 31, 2018. All such transactions were purchases or sales of Shares effected in the open market.

Transaction Date     Shares Sold     Price per Share
10/03/2018           10,000             7.1244
10/04/2018           5,000              7.0237
10/05/2018           10,000             7.0581
10/08/2018           10,000             7.0441
10/09/2018           10,000             7.1086
10/10/2018           7,000              7.1354
10/12/2018           6,100              6.9842
10/15/2018           10,000             7.1525
10/16/2018           10,000             7.4822
10/17/2018           8,700              7.4795
10/18/2018           6,900              7.1977
10/19/2018           800                6.8725
10/23/2018           10,000             6.4265
10/26/2018           10,000             6.3693
10/29/2018           9,000              6.3004
10/30/2018           25,000             5.7536
10/31/2018           25,000             5.6915


October 31, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member



JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------